Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-194845 of our report dated February 28, 2014 (June 4, 2014 as to the effects of the reverse stock split described in Note 18), relating to the consolidated financial statements of Syndax Pharmaceuticals, Inc. and subsidiary (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 4, 2014